EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 2 to Registration Statement No. 333-123162 on Form F-4 of our report dated February 24, 2005 (except for Note 22, as which the date is April 14, 2005) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the plan for the merger, legal proceeding against the company as the differences in accounting with US GAAP), relating to the financial statements of Terra Networks, S.A. and subsidiaries, appearing in the Annual Report on Form 20-F of Terra Networks, S.A. and subsidiaries for the year ended December 31, 2004, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte, S.L.

Madrid, Spain

April 19, 2005